PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

No.04/DIR/1002

Jakarta, September 17, 2004

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

04045037

File Number :
82-34694

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1.	Publication Proof of Financial Statement	July 30, 2004
2.	Disclosure Information of Certain Shareholders	August 30, 2004

** Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

dlw 9/28

2. Mrs.....

File Number :
82-34694

No.04/SHM/751

Attachment 1/2

Jakarta, July 30, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr. Wahidin No.1
Jakarta

Re: Publication Proof of Financial Statement

Dear Sir/Madam,

With reference to Bapepam's Rule No. X.K.2, Attachment of Head of Bapepam's Decision No. Kep-80/PM/1996 dated January 17, 1996 on obligation to submit financial report, please find enclosed proof of publication of PT Bank Buana Indonesia Tbk's financial statement as of June 30, 2004 and 2003 that has been published on 2 daily newspapers, Media Indonesia and Suara Pembaruan on July 30, 2004.

Thank you for your kind attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head office,

Maruba Sihaloho　　Juliana Samudro

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2004 and 2003

(in million Rupiah)

No.	ACCOUNT	30-Jun-04	30-Jun-03
	ASSETS		
1.	Cash	123,564	190,424
2.	Placement at Bank Indonesia	3,367,570	6,227,791
	a. Demand Deposit at Bank Indonesia	623,542	564,737
	b. Certificate of Bank Indonesia	2,744,028	5,663,054
	c. Others	-	-
3.	Demand Deposits at Other Bank	94,203	100,192
	a. Rupiahs	4,618	5,469
	b. Foreign Currencies	89,585	94,723
4.	Interbank Placements	1,309,337	1,143,030
	a. Rupiahs	-	300,000
	b. Foreign Currencies	1,309,337	843,030
	Allowance for Interbank Placements at Other Banks -/-	(14,035)	(12,432)
5.	Securities Held	920,177	559,361
	a. Rupiahs	172,183	61,148
	i. Trading	76,746	28,279
	ii. Available for Sale	24,365	22,888
	iii. Held to Maturity	71,072	9,981
	b. Foreign Currencies	747,994	498,213
	i. Trading	-	407,824
	ii. Available for Sale	7,175	5,488
	iii. Held to Maturity	740,819	84,901
	Allowance for Securities Held -/-	(11,420)	(9,322)
6.	Government Bonds Held	2,890,922	370,750
	a. Trading	310,511	370,750
	b. Available for Sale	-	-
	c. Held to Maturity	2,580,411	-
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	-	407,089
	a. Rupiahs	-	407,089
	b. Foreign Currencies	-	-
	Allowance for Securities Purchased under Agreement to Resell -/-	0	(4,116)
8.	Derivative Assets	147	70
	Allowance for Derivative Assets -/-	(1)	(1)
9.	Credit Extended (Loan)	6,242,730	4,461,241
	a. Rupiahs	6,140,990	4,401,379
	i. Connected Parties	41,225	41,825
	ii. Others Parties	6,099,765	4,359,554
	b. Foreign Currencies	101,740	59,862
	i. Connected Parties	19,044	13,993
	ii. Others Parties	82,696	45,869
	Allowance for Credit Extended -/-	(92,836)	(48,424)
10.	Acceptance Assets	24,755	52,491
	Allowance for Acceptance Assets -/-	(386)	(574)
11.	Equity Participation	89	389
	Allowance for Equity Participation	(63)	(66)
12.	Deferred Income	70,851	33,638
13.	Prepaid Expenses	18,541	12,214
14.	Prepaid Taxes	49,633	15,455
15.	Deferred Tax Assets	9,608	10,362
16.	Fixed Assets	508,560	478,518
	Accumulated Depreciation of Fixed Assets -/-	(200,675)	(159,064)
17.	Leased assets	-	-
	Accumulated leased assets -/-	-	-
18.	Transferred Collaterals	14,002	19,120
19.	Other Assets	118,869	133,146
	TOTAL ASSETS	**15,444,142**	**13,981,282**

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2004 and 2003

(in million Rupiah)

No.	ACCOUNT	30-Jun-04	30-Jun-03
	LIABILITIES AND EQUITY		
1.	Demand Deposits	3,864,258	2,834,750
	a. Rupiahs	2,095,462	1,758,705
	b. Foreign Currencies	1,768,796	1,076,045
2.	Other Current Liabilities	101,646	80,655
3.	Saving Deposits	4,450,159	3,951,398
4.	Time Deposits	4,720,688	4,663,315
	a. Rupiahs	4,214,878	4,256,572
	i. Connected Parties	163,667	167,418
	ii. Others Parties	4,051,211	4,089,154
	b. Foreign Currencies	505,810	406,743
	i. Connected Parties	41,023	33,860
	ii. Others Parties	464,787	372,883
5.	Certificates of Deposit	-	14
	a. Rupiahs	-	14
	b. Foreign Currencies	-	-
6.	Deposits from Other Banks	182,119	522,039
7.	Securities Sold under Agreement to Repurchase (Repo)	-	-
8.	Derivative Liabilities	167	817
9.	Acceptance Liabilities	24,755	52,491
10.	Securities Issued	-	-
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
11.	Borrowings	74,088	63,024
	a. Short Term Funding Facilities from Bank Indonesia	-	-
	b. Others	74,088	63,024
	i. Rupiahs	38,058	44,394
	- Connected Parties		
	- Others Parties	38,058	44,394
	ii. Foreign Currencies	36,030	18,630
	- Connected Parties		
	- Others Parties	36,030	18,630
12.	Allowance for losses on Commitments and Contigencies	2,303	2,209
13.	Leasing Liabilities	-	-
14.	Deferred Expenses	13,861	16,985
15.	Income Tax Assessment	-	-
16.	Deferred Tax Liabilities	-	-
17.	Other Liabilities	187,066	220,450
18.	Subordinated Loans	-	-
	a. Connected Parties	-	-
	b. Others Parties	-	-
19.	Loan Capital	-	-
	a. Connected Parties	-	-
	b. Others Parties	-	-
20.	Minority Interest	-	-
21.	Equity	1,823,032	1,573,135
	a. Paid Up Capital	1,247,028	930,618
	b. Agio (disagio)	91,827	239,887
	c. Donated Capital	-	-
	d. Translation Adjustment in Financial Statements	-	-
	e. Increment from Revaluation of Fixed Assets	103,280	103,280
	f. Unrealized Gains/Losses of Securities	5,903	4,426
	g. Other Comprehensive Incomes	-	-
	h. Difference in Value of transactions with entities under common co	(6,220)	(6,220)
	h. Retained Earnings	381,214	301,144
	TOTAL LIABILITIES AND EQUITY	**15,444,142**	**13,981,282**

d:\anice\publikasi -english-June04(1)

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
Period 01 January until 30 June 2004 and 2003

No.	ACCOUNT	30-Jun-04	30-Jun-03
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned	699,186	788,358
	a. Rupiahs	670,720	758,674
	b. Foreign Currencies	28,466	29,684
	1.2. Provisions and Commissions	25,660	18,927
	a. Rupiahs	25,342	18,678
	b. Foreign Currencies	318	249
	Total Interest Revenue	**724,846**	**807,285**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	278,335	475,295
	b. Foreign Currencies	6,512	11,629
	2.2. Commissions & Previsions	7,008	-
	Total Interest Expense	**284,847**	**486,924**
	Net Interest Income	**439,999**	**320,361**
3.	Other Operating Revenue		
	3.1. Revenues On Provisions Commissions and Fees	8,214	9,004
	3.2. Revenues On Foreign Currencies	774	14,252
	3.3. Gain On Investment in Securities	2,924	18,711
	3.4. Others Revenues	36,436	27,330
	Total Other Operating Revenues	**48,348**	**69,297**
4.	Net Charge of Losses On Earning Assets	19,431	(13,030)
5.	Estimated Losses on Commitments and Contingencies	-	-
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	125,881	110,864
	6.2. Personnel Expenses	115,099	104,138
	6.3. Losses on Investment in Securities	-	-
	6.4. Losses on Foreign Exchange Transaction	-	-
	6.5. Others Expenses	26,931	18,974
	Total Other Operating Expenses	**267,911**	**233,976**
	NET OPERATING REVENUE / EXPENSE	**201,005**	**168,712**
	NON-OPERATING REVENUE AND EXPENSE		
7.	Non Operating Revenues	13,354	1,737
8.	Non Operating Expenses	1,942	8,664
	Net Non Operating Revenue/Expense	**11,412**	**(6,927)**
9.	**Extraordinary Gain/Loss**		
10.	Profit/Loss before Tax Income	**205,409**	**161,785**
11.	Estimation on Income Tax Assessment -/-	**-**	**49,553**
12.	**PROFIT/LOSS FOR CURRENT YEAR (REPORTING**	**205,409**	**112,232**
13.	Minority Interest -/-	-	-
14.	Retained Earning Carried Forward	242,415	264,555
15.	Dividend -/-	(66,610)	(75,643)
16.	Others		
17.	**Retained Earnings at End of Period**	**381,214**	**301,144**
18.	**Earnings (Net Income) per Share**	**41**	**36**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2004 and 2003

No.	ACCOUNT	30-Jun-04	30-Jun-03
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
2.	Others	46,368	-
	Total Commitments Claims	46,368	-
	Committed Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	2,521,371	1,857,537
	b. Foreign Currencies	-	-
2.	Outstanding Irrevocable Trade L/Cs	68,090	20,951
3.	Others	-	-
	TOTAL COMMITED LIABILITIES	**2,589,461**	**1,878,488**
	TOTAL NET COMMITTED	(2,543,093)	(1,878,488)
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received	-	-
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
2.	Interest Income in Settlement Process	2,140	1,495
	a. Rupiahs	1,495	1,495
	b. Foreign Currencies	-	-
3.	Others	-	-
	Total Contingent Claims	**2,140**	**1,495**
	Contingent Liabilities		
1.	Guarantees issued	132,807	131,184
	a. Bank Guarantees	132,807	131,184
	- Rupiahs	124,216	128,353
	- Foreign Currencies	8,591	2,831
	b. Others	-	-
2.	Outstanding Revocable Trade L/Cs	-	-
3.	Others	4,535	2,497
	TOTAL CONTINGENT LIABILITIES	**137,342**	**133,681**
	TOTAL NET CONTINGENCIES	(135,202)	(132,186)

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2004

(in million Rupiah)

N	ACCOUNT	Market Value of Contract		Derivative Claims & Liabilities		Contract Value with Netting Agreement
		Hedging	Others	Claims	Liabilities	
A.	**Exchange Rate Related**	134,805	234,474	147	167	-
1	Spot	-	234,474	-	-	
2	Forward	1,509	-	2	1	-
3	Option	-	-	-	-	-
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
4	Future	-	-	-	-	-
5	Swap	133,296	-	145	166	-
6	Other	-	-	-	-	-
B.	**Interest Rate Related**	-	-	-	-	-
1	Forward					
2	Option	-	-	-	-	-
	a. Purchased					
	b. Written					
3	Future	-	-	-	-	-
4	Swap	-	-	-	-	-
5	Other	-	-	-	-	-
C.	**Other**	-	-	-	-	-
	TOTAL			147	167	

CONDENSED FINANCIAL STATEMENT-MONTHLY
EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
Per 30 June 2004 and 2003

(In Million Rupiah)

No	ACCOUNT	30-Jun-04						30-Jun-03					
		L	DPK	KL	D	M	Total	L	DPK	KL	D	M	Total
A.	**Connected (Related) Parties**												
1.	Interbank Placements	-	-	-	-	-	-	-	-	-	-	-	-
2,	Securities	822	-	-	-	-	822	2,152	-	-	-	-	2,152
3.	Loans to Third Parties	60,269	-	-	-	-	60,269	55,818	-	-	-	-	55,818
	a. Smale Scale Business Credit (KUK)	708	-	-	-	-	708	896	-	-	-	-	896
	b. Property Loans	5,732	-	-	-	-	5,732	3,655	-	-	-	-	3,655
	i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Unrestructed	5,732	-	-	-	-	5,732	3,655	-	-	-	-	3,655
	c. Others Restructured Loans	670	-	-	-	-	670	870	-	-	-	-	870
	d. Others	53,159	-	-	-	-	53,159	50,397	-	-	-	-	50,397
4.	Equity Participation to Third Parties	-	-	-	-	-	-	-	-	-	-	-	-
	a. In Non Bank Financial Institution	-	-	-	-	-	-	-	-	-	-	-	-
	b. For Debt Restructuring Purposes (From Loan Res	-	-	-	-	-	-	-	-	-	-	-	-
5.	Other Claims to Third Parties	2	-	-	-	-	2	-	-	-	-	-	-
6.	Commitments and Contigencies to Third Parties	11,758	-	-	-	-	11,758	2,290	-	-	-	-	2,290
B.	**Non - Connected Parties**												
1.	Interbank Placements	1,966,041	-	1	-	-	1,966,042	2,069,224	-	1	-	-	2,069,225
2,	Securities to Bank Indonesia and Third Parties	5,991,020	-	-	-	2,241	5,993,261	6,173,208	-	-	-	-	6,173,208
3.	Loans to Third Parties	5,840,734	243,198	83,370	3,855	9,992	6,181,149	4,306,515	62,214	25,004	2,456	8,184	4,404,373
	a. Smale Ccale Business Credit (KUK)	1,006,512	27,749	9,992	1,944	4,697	1,050,894	950,381	14,408	5,765	977	2,174	973,705
	b. Property Loans	379,000	6,358	763	211	348	386,680	264,136	3,384	209	-	73	267,802
	i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Unrestructured	379,000	6,358	763	211	348	386,680	264,136	3,384	209	-	73	267,802
	c. Others Restructured Loans	1,221	-	8,925	-	-	10,146	70,960	130	1,050	-	1,183	73,323
	d. Others	4,454,001	209,091	63,690	1,700	4,947	4,733,429	3,021,038	44,292	17,980	1,479	4,754	3,089,543
4.	Equity Participation to Third Parties	25	-	-	-	63	88	325	-	-	-	63	388
	a. In Non Bank Financial Institution non-bank	25				63	88	325				63	388
	b. For Debt Restructuring Purposes (From Loan Res	-	-	-	-	-	-	-	-	-	-	-	-
5.	Other Claims to Third Parties	21,472	3,443	-	-	-	24,915	51,439	1,229	-	-	-	52,668
6.	Commitments and Contigencies to Third Parties	184,617	3,394	1,128	-	-	189,139	176,917	592	11,000	-	-	188,509
	TOTAL	14,076,760	250,035	84,499	3,855	12,296	14,427,445	12,837,888	64,035	36,005	2,456	8,247	12,948,631
7.	Compulsory Allowance for Earning Asset Losses	71,749	3,202	714	201	889	76,755	71,749	3,202	714	201	889	76,755
8.	Established Allowance for Earning Asset Losses	72,140	3,202	714	201	889	77,146	72,140	3,202	714	201	889	77,146
9.	Value of Bank's Assets Pledged as Collateral	[redacted]						[redacted]					
	a. To Bank Indonesia	[redacted]					-	[redacted]					-
	b. To Other Parties	[redacted]					-	[redacted]					-
10.	Percentage of Small Scale Business Credit to Total C	[redacted]					21.85%	[redacted]					21.85%
11.	Percentage of Small Scale Business Credit Debtor to	[redacted]					47.14%	[redacted]					47.14%

CALCULATION ON CAR
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2004 and 2003

ACCOUNT	30-Jun-04	30-Jun-03
I. COMPONENTS		
A. Core Capital	1,576,636	1,402,098
1. Paid Up Capital	1,247,028	930,618
2. Disclosed Reserves	329,608	471,480
a. Agio	91,827	239,887
b. Disagio (-/-)	-	-
c. Donated Capital	-	-
d. General and Appropriated Reverses	25,000	20,000
e. Previous Years Profit After Tax	150,805	155,993
f. Previous Years Losses -/-	(9,608)	-
g. Current Year Profit After Tax (50%)	71,901	57,394
h. Currents Year Losses -/-	-	-
i. Translation Adjustment of Overseas Branch Offices Financial Statement	-	-
1) Positive Adjustment		
2) Negative Adjustment (-/-)		
j. Funds for paid Up Capital	-	-
k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	-	-
l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
m. Unrealized gain (loss) from increase (decrease) in fair value	-	-
of available for sale marketable securities	5,903	4,426
3. Goodwill (-/-)	-	-
B. Supplementary Capital (max 100% of core capital)	204,269	175,423
1. Reserves of Fixed Assets Revaluation	103,280	103,280
2. Gen. Reserve of Allowance for Earning Assets Losses (Max. 1,25% of Risk Weighted Assets)	100,989	72,143
3. Loan Capital	-	-
4. Subordinated Loan (max. 50 % of Core Capital)	-	-
5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	-	-
II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)	1,780,905	1,577,521
III EQUITY PARTICIPATION -/-	26	326
IV TOTAL CAPITAL (II-III)	1,780,879	1,577,195
V. RISK - WEIGHTED ASSETS	8,240,047	6,040,980
VI ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)	21.61%	26.11%
VI REQUIRED CAPITAL ADEQUACY RATIO	8.00%	8.00%

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2004 and 2003

No.	Ratio (%)	30-Jun-04	30-Jun-03
I.	**Capital**		
	1. CAR	21.61%	26.11%
	2. Fixed Assets to Capitals	17.29%	20.25%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.70%	0.36%
	2. NPL Gross	1.56%	0.80%
	3 NPL Net	1.48%	0.77%
	4 Allowance for Earnings Assets Losses to Earning Assets	0.84%	0.60%
	5 Compliance of Allowance for Earning Assets Losses	115.86%	100.51%
III.	**Rentability**		
	1. ROA	2.75%	2.39%
	2. ROE	26.06%	18.95%
	3. NIM	6.32%	5.19%
	4. Operating Expenses to Operating Revenues	74.91%	80.75%
IV.	**Liquidity**		
	LDR	47.88%	38.96%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5.07%	5.08%
	3. Net Open Positions	0.61%	0.83%

PT BANK BUANA INDONESIA Tbk.
Period 30 June 2004 and 2003
OWNERS AND MANAGEMENT

MANAGEMENT
BOARD Of COMMISSIONERS

- Chairman	R. Rachmad
- Vice Chairman	Lau Hwai Keong, Michael *)
- Member	Lukito Winarto
- Member	Wimpie Wirja Surja
- Member	Soetadi Limin

Board Of Directors

- President Director	Jimmy Kurniawan Laihad
- Director	Aris Janasutanta Sutirto
- Director	Eddy Muljanto
- Director	Pardi Kendy
- Director	Safrullah Hadi Saleh
- Director	Ishak Sumarno
- Director	Aw Tee Woo *)
- Director	Soehadie Tansol

OWNERS

- PT Sari Dasa Karsa :	43.45%
- UOB Intl Inv.Private Ltd.	23.00%
- I F C	5.32%
- Others/Public :	28.23%
Total	100.00%

Jakarta, 2004 July 30th
PT. Bank Buana Indonesia Tbk.
S.E. & O.

File Number :
82-34694

Attachment 2/2

No. 04/SHM/819

Jakarta, August 30, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that Mr. Soetadi Limin, Commissioner of PT Bank Buana Indonesia Tbk. has sold his Bank Buana's shares with detail as follows

1. Name	: Soetadi Limin
Address	: Jl. Alam Asri I TK 41 No. 5, Pondok Indah, Jakarta Selatan
2. Total Shares Sold	: 250,000 shares
3. Total Transaction	: Rp 625,-
4. Date of Transaction	: August 27, 2004
5. Purpose of Transaction	: Cash Money

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Safrullah Hadi Saleh Maruba Sihaloho

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA DIREKSI JAKARTA

Safrullah Hadi Saleh Pardi Kendy